SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

171077100

(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
 (Name, address and telephone number of person

authorized to receive notices and communications)

May 20, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,300,004 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

14,300,004 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,300,004 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)
Includes 7,550,002 shares of common stock and warrants to acquire 6,750,002 shares of common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,300,004 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

14,300,004 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,300,004 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)
Includes warrants to acquire 6,750,002 shares of common stock held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

ITEM 1.  Security and Issuer

This Schedule 13D (this “13D”) is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”,  collectively with Dr. Frost, the “Reporting Persons”), with respect to Common Stock, $.001 par value (the “Shares”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd Suite G First Floor, Irvine, CA 92618.  Information regarding each of the reporting persons is set forth below.

ITEM 2. Identity and Background

Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.  Dr. Frost is a citizen of the United States.

The Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has, within the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

On October 1, 2010, Gamma Trust acquired 800,000 Shares of Common Stock in a private transaction for $0.65 per share.
On May 20, 2010, Gamma Trust acquired 6,750,002 Shares of Common Stock from the Issuer for $0.14 per share and was issued Warrants to purchase an additional 6,750,000 shares of the Issuer’s common stock at an exercise price of $0.21 per share (together, the “Issuer Securities”).
The source of funds for the acquisition of all shares of Common Stock and Warrants beneficially owned by the Reporting Persons was the working capital of Gamma Trust.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer Securities for investment purposes only.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or Warrants which they now owns or may hereafter acquire. Neither of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

On October 1, 2010, the Gamma Trust acquired 800,000 shares of Common Stock of the Issuer in a private transaction from a third party.   The purchase price of the 800,000 shares of Common Stock  was $520,000, or $0.65 per share.
On May 20, 2010 the Gamma Trust purchased the Issuer Securities from the Issuer in a private placement pursuant to which the Issuer issued an aggregate of 26,249,983 new shares of Common Stock and warrants for up to an additional 26,249,983 shares of Common Stock to certain investors.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	14,300,004	(2)	21.37%

Frost Gamma Investments Trust	14,300,004	(2)	21.37%
______________

(1)	Percentage based upon 60,161,040 shares of common stock outstanding as of November 16, 2010 and warrants to purchase 6,750,002 shares of common stock.

(2)
Includes,7,550,002 shares of common stock and warrants to acquire an additional 6,750,002 shares of common stock, all of which are held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The Reporting Persons’ responses to Items 3 and 4 to this 13D are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: January 18, 2011	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement.